MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of May 2, 2017 and should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2017 and 2016 and the related notes thereto.

Additional information on the Company, including its Annual Information Form (“AIF”) for the year ended December 31, 2016 is available under the Company’s profile at www.sedar.com and on the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward looking information” sections at the end of this MD&A.

1)	Overview of the business

Asanko Gold Inc. (“Asanko” or the “Company”) is a Canadian-based gold producer with operations in the Republic of Ghana (“Ghana”). Asanko’s vision is to build a low cost, mid-tier gold mining company. The Company’s principal asset is the Asanko Gold Mine (“AGM” or “the Project”) located in Ghana, West Africa. The mine is being developed and expanded in phases. The construction of the first phase, which included a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) processing facility and associated infrastructure, was completed in early 2016 within budget and ahead of schedule. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016; the mine is currently running at gold production rates of 20% above original feasibility study levels. Gold production is expected to be 230,000 to 240,000 ounces in 2017.

Asanko is planning two additional expansion projects, which combined have the potential to increase production from 230,000 to 240,000 ounces per annum to over 450,000 ounces per annum. Project 5 Million (previously described as Phase 2A) will upgrade the plant’s throughput to 5Mtpa and expand mining operations to integrate the Esaase deposit, including the construction of a 27km overland conveyor. The second expansion project is the construction of an additional 5Mtpa carbon-in-leach (“CIL”) plant to double throughput from 5Mtpa to 10Mtpa, known as Project 10 Million (previously described as Phase 2B). A Definitive Feasibility Study (“DFS”) on the expansion projects will be published in Q2 2017. A Preliminary Feasibility Study (“PFS”) on the expansion projects, previously known collectively as Phase 2, was published in May 2015, and posited attractive project economics and low operating costs. The PFS is available on the Company’s website: www.asanko.com and can be found under the Company’s profile at www.sedar.com (see “5. Development and exploration update” below).

In addition to the AGM, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT (“NYSE”) under the symbol “AKG”.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

2)	Highlights and key business developments

Q1 2017 Business developments

•	During Q1 2017 (“Q1”), the Company achieved record gold production of 58,187 ounces, in line with the 2017 production guidance of 230,000 – 240,000 ounces.

•	Gold sales of 57,812 ounces at an average of $1,199 per ounce generating gold revenue of $69.3 million.

•	There was one lost time injury recorded in the quarter and the rolling lost time injury frequency rate is an excellent 0.21 per million man hours worked.

•	Mining operations continued to focus on the bottom centre and internal west portions of the pit with the next cutback commencing in Q2 2017 on the Western side of Nkran.

•

Consistent with the Company’s Definitive Project Plan[1] (“DPP”) and risk management philosophy, the Company has now built a 1.6Mt strategic stockpile of ore. This on surface stockpile, in conjunction with the fully operational dual ramp system in the Nkran pit, allows the Company to maintain steady processing rates, even in the event of a temporary impact on in-pit access or mining rates. In addition, with the development work we have done to date, we have access to an in-pit ore inventory containing 166,000 ounces. This, combined with the Dynamite Hill and the recently updated Akwasiso reserves provides ore containing in excess of 500,000 ounces of reserves which is more than sufficient ore feed to the expanded processing plant until Esaase comes on stream in 2019.

•

The Nkran pit has a history of side wall failures, even during the Resolute operating days. Since mining recommenced in 2015, there have been several partial side wall failures. During the quarter, there was a partial failure on the western wall of the Nkran pit, however due to the mitigation measures which have been put in place, as well as the slope stability radar (which has been instrumental in predicting geotechnical issues in the walls of the pit since mining began) there was no impact on either production or safety in the pit.

•

The processing facility continued to operate above expectations (in excess of 20% above design during Q1), processing 908,463 tonnes, a new quarterly record, with a feed grade of 2.05 g/t. Importantly the processing facility processed 315kt during the month of March 2017.

•	Gold recoveries continue to exceed design levels at 95%, even with materially higher volumes being processed.

•	During the quarter the tailings dam lift began ahead of schedule, which was the result of the processing plant running in excess of 20% above design capacity.

•

The balance sheet, as at March 31, 2017, remains strong with cash of $48.2 million, unrefined gold dore on hand with a cost of $5.3 million (and a market value of $7.7 million) and $11.5 million in receivables from gold sales (of which $11.2 million was collected within 7 days of the quarter-end). The working capital position of the Company strengthened from $72.8 million as of December 31, 2016 to $77.5 million as at March 31, 2017.

•

During January 2017, the Ghanaian Environmental Protection Agency (“EPA”) issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission also issued the mine operating permit for the Esaase mine.

•

In April 2017, the EPA issued the Environmental Invoice, which is a precursor to the Environmental Permit, for the Akwasiso satellite deposit, in anticipation of mining operations commencing in Q1 2018.

•

Project 5 Million continued to progress well and ahead of plan, with commissioning of the brownfields plant expansion now expected in Q4 2017. All the long lead items have been ordered and the Company will be commencing with the upgrades during Q2 2017. Front End Engineering and Design (“FEED”) for the plant upgrade and the overland conveyor is nearing completion.

1 Definitive Project Plan (“DPP”) filed on www.sedar.com on December 17, 2014.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

•

The Company completed an infill drilling campaign on the Akwasiso deposit. Compared to the previous December 31, 2016 Mineral Resource Estimate (“MRE”), there was a commensurate 46% increase in tonnes, 24% increase in grade and 79% increase in contained ounces. The Mineral Reserves also increased by 62% to 214,500 ounces, an increase of approximately 80,000 ounces, and the grade increased by 26% to 1.74 g/t Au. The updated MRE was signed-off by CSA Global. The details are included in section 5. Development and exploration update below.

•

The significant increase in Akwasiso’s reserves further boosts the near-term ore inventory available to support the AGM’s production profile at increased levels for all of 2017 through to 2019 as the development pipeline of satellite deposits continues and the AGM becomes a multi-pit operator.

•

An updated Mineral Resource and Reserve Estimate for the AGM was published on February 24, 2017, including maiden resource and reserve estimates for the three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. The details are included in section 5.4. Global AGM mineral resource and reserve estimate below.

•

The updated resource estimate compiled by CSA Global for the Nkran pit was operationally implemented during February 2017. The life of mine strip ratio of the Nkran pit is expected to increase to 6:1 and will be confirmed in the Expansion DFS due for publication in Q2 2017.

•

The Company published its Corporate Social Responsibility Report in March 2017. This year the report is aligned to the Global Reporting Initiative (“GRI”) framework and has been prepared in line with the 'Core' standard of the GRI G4. Highlights of the report include a strong safety performance record and zero fatalities, $59.3 million contributed to the Ghanaian economy, 211 Ghanaian businesses supported, 98% of the total workforce are Ghanaians with $24 million paid locally in wages and benefits and $0.6 million invested in community projects.

Key consolidated financial information

•

Cash provided by operating activities in Q1 2017 was $14.4 million, representing a 38% decrease on Q4 2016, the decrease being driven by movements in non-cash working capital, specifically receivables and VAT; the vast majority (96%) of trade receivables were collected within seven days of the quarter-end, consistent with the receivables turnover rate at the AGM. Operating cash flow before working capital changes was $28.8 million in Q1 which was consistent with Q4 2016 at $29.2 million.

•

The Company earned net revenues (after royalties) of $66.1 million in Q1. Total cost of sales (including depreciation and depletion) of $50.9 million, resulted in income from mine operations of $15.1 million for the quarter.

•	The Company earned net income and adjusted net income of $7.8 million ($0.04 per share) in Q1.

•

The Company incurred operating cash costs per ounce2, total cash costs per ounce2 and all-in sustaining costs per ounce2 of $578, $638 and $956 respectively in Q1. All-in sustaining costs (“AISC”) were impacted this quarter (relative to the previous quarter) as a result of the acceleration of certain sustaining capital expenditures associated with the tailings dam lift necessitated by the processing plant running in excess of 20% above design. AISC, if adjusted for the impact of the accelerated sustaining capital, would be $922/oz (marginally above the upper end of guidance of $880 – $920/oz), and is expected to come in-line with guidance during the remainder of 2017, as throughput increases and oxides are introduced into the mining and processing plans.

•

Unit costs of production for the mining and processing areas are substantially in-line with the DPP, averaging $3.89/tonne mined and $13.36/tonne milled during Q1. Mining and processing costs are expected to decrease from current levels with the introduction of the softer oxide ores from Dynamite Hill from Q3 2017 onwards and with the commencement of the next pushback on the western wall of the Nkran pit in Q2 2017 which will be in softer oxide material, along with increased throughput in the plant in Q4 once Project 5 Million is commissioned.

2 See “9. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Selected consolidated data

	Three months ended March 31,
	2017	2016
Key performance Data
Tonnes of ore milled (000s)	908,463	-
Gold produced (ounces)	58,187	-
Gold sold (ounces)	57,812	-
Average realized price per gold ounce sold ($)	1,199	-
Average London PM fix ($)	1,222	-
Operating cash costs ($ per gold ounce)[2]	578	-
Total cash costs ($ per gold ounce)[2]	638	-
All-in sustaining costs ($ per gold ounce)[2]	956	-

	Three months ended March 31,
Financial Data	2017	2016
(in thousands of US dollars except per share amounts)
Revenue	69,531	-
Income from mine operations	15,125	-
Net income (loss)	7,812	(3,868)
Adjusted net income (loss)[2]	7,812	(3,365)
Basic and diluted income (loss) per share	$0.04	($0.02)
Adjusted net income (loss) per share[2]	$0.04	($0.02)
Operating cash flows before working capital changes	28,761	(3,341)
Assets
Mining interests	550,046	541,244
Total assets	675,601	662,712
Liabilities
Long-term liabilities	199,997	198,884
Total liabilities	246,984	246,287
Equity
Weighted average shares outstanding (basic)	202,999,666	196,998,904
Weighted average shares outstanding (diluted)	209,840,744	196,998,904

The Company commenced commercial production on April 1, 2016 and as a result, some measures presented in the table above are not applicable for Q1 2016 given the Company was not yet considered to be operating for financial reporting purposes. All results in the table above are the consolidated results of the Company. The Company operates in two segments, Ghana and Canada; the Canadian segment is a head office function and is not presented separately in the results below as its results are not material to the Company’s overall operations. All financial results in this MD&A are discussed on a consolidated basis and include 100% of the results from the Ghanaian operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

3)	2017 Outlook and strategy

Current operations

For H1 2017, the Company is focused on mining fresh ore from Nkran and the commencement of the western pushback; production volumes will be lower and costs will be higher compared to H2. In H2, as the Company brings its second (of eleven) pits, Dynamite Hill, into production, the softer oxide ore is cheaper to both mine and process and it is expected that the incremental ore from Dynamite Hill, coupled with the Project 5 Million plant expansion, will deliver increased volumes and lower operating costs enabling the Company to meet its 2017 production and cost guidance. During Q1, the Company produced 58,187 ounces, in-line with 2017 production guidance of 230,000 – 240,000 ounces. This resulted in $69.3 million in gold revenue at an average realized price of $1,199 per ounce. The Company processed 908,463 tonnes during the quarter, a new quarterly record, with a feed grade of 2.05 g/t.

Planned expansion

The Company proposes to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to ~450,000 ounces per year by 2020. The expansion plans to bring the large Esaase deposit into production, leveraging off current plant infrastructure, in two stages.

For the first stage, Project 5 Million, the existing process facility will be upgraded from the current 3.6Mtpa to 5Mtpa, through the addition of additional gravity recovery equipment, upgraded pumping systems and a twin tailings pipe line. Capital costs are expected to be $25 - $30 million. The plant upgrade, is tracking well ahead of schedule and expected to be completed and ready for commissioning at the beginning of Q4 2017. The project’s capital costs, including the development of Esaase and the installation of the overland conveyor belt over the next two years, will be fully funded from existing cash resources and cash generated from operations over this period. Project 5 Million is expected to further increase gold production in 2018 as well as lower AISC.

Initial ore feed to the expanded processing facility during 2017 will be sourced from Nkran, and the near mine, at surface oxide deposit Dynamite Hill. Towards the end of 2017 the much larger Akwasiso deposit will also be brought into production and will augment ore feed bringing the AGM’s third pit into production while the conveyor from Esaase is completed and prepared for commissioning during Q4 2018. With the development of Esaase and the commissioning of the conveyor, the AGM will have access to in excess of 20Mt of oxide tonnes to feed the expanded processing facility.

Mining operations are planned to commence at the Esaase deposit in H2 2018. Ore will be transported via a 27km overland conveyor to the expanded process facility. Front end engineering design (“FEED”) for the conveyor belt is nearing completion and construction commenced in Q2 2017. It is expected to take 18 months to complete, at a capital cost estimate of $100 - $110 million. The Environmental Permit and Mine Operating Permit were received from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively, in January 2017. The Company expects to use cash flow from operations to fund these planned expansion projects.

The second stage of the proposed expansion plan is Project 10 Million, the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa. Ore is expected to be sourced from Nkran and the surrounding satellite deposits (3Mtpa) and Esaase (7Mtpa). Gold production is envisioned to be ~ 450,000 ounces per year by 2020.

Exploration

Infill drilling campaigns were conducted during the quarter at the satellite deposits Akwasiso and Nkran Extension, which are located between 2-3 kilometers north east of the processing plant.

Akwasiso, which was acquired in Q3 2016, is situated within the Nkran Shear corridor and shows similar geological characteristics to Nkran, with at least three mineralized structures within a sandstone-siltstone sequence and an intrusive granite which hosts shallow dipping quartz veining. The infill drilling campaign of 5,200m at Akwasiso was completed during the quarter, with extremely positive results, converting Inferred resources to Indicated resources. The initial Mineral Resource Estimate for Akwasiso (published as part of the Company’s updated Global Mineral Resource and Reserve Estimate, as at December 31, 2016) (see “5.4. Global AGM mineral resource and reserve estimate”) has been updated as of April 2017; for further discussion on this update and on exploration see “5. Development and exploration update” below. The Akwasiso deposit is on an existing mining permit and only requires a supplementary permit application. The application for the supplementary permit was submitted during the quarter and in April, the EPA issued the Environmental Invoice, which is the precursor to the receipt of the final Environmental Permit which is expected shortly. Mining operations are expected to commence in Q1 2018.

Infill drilling at Nkran Extension has been completed and an updated MRE is expected during Q2 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

4)	Operating performance

The following table provides a summary of operating performance at the AGM for the three months ended March 31, 2017. Data for the same period in 2016 has not been provided as it does not provide meaningful information for comparative purposes as it relates to production in the period prior to commercial production.

Three months ended
March 31, 2017
Key performance Data
Tonnes of ore mined (000s)	1,017
Tonnes of ore milled (000s)	908

Mining cost ($/t mined)	3.89
Processing cost ($/t treated)	13.36

Average mill head grade (g/t)	2.05
Average recovery rate (%)	95%

Gold produced (ounces)	58,187
Gold sold (ounces)	57,812

Silver produced (ounces)	13,834
Silver sold (ounces)	16,194

Average realized price per gold ounce sold ($)	1,199
Average London PM fix ($)	1,222

Operating cash costs (per gold ounce)[2]	578
Total cash costs (per gold ounce)[2]	638
All-in sustaining costs (per gold ounce)[2]	956

The Company’s pre-commercial production operations commenced January 1, 2016 with the mechanical completion of the processing facility, and ceased on March 31, 2016 on the eve of the declaration of commercial production. Commercial production was announced at the AGM effective April 1, 2016. Below, the Company has presented a discussion of operations for Q1 2017; there are no comparative numbers as the mine was not in commercial production in Q1 2016.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Health and Safety

There was one lost time injury reported during the quarter and the 12-month rolling lost time injury frequency rate per million man hours worked is 0.21.

Mining

With the strategic stockpile of 1.6 million tonnes, which is equivalent to five months of production, now in place as well as the dual ramp system, ore mining rates dropped during the quarter to more optimal levels.

Ore mining rates for the quarter averaged 339,096 tonnes per month at an average mining grade of 1.8 g/t. Waste mining took place on the interim western cutback in preparation for the next sequence of ore mining in the centre of the pit. The next pushback sequence will commence during Q2 2017; this pushback sequence is planned to take place on the western side of the pit and will continue for the balance of 2017.

Consistent with the Company’s DPP and risk management philosophy, the Company has now built a 1.6Mt strategic stockpile of ore. This stockpile, in conjunction with the fully operational dual ramp system in the Nkran pit, allows the Company to maintain steady processing rates even in the event of a temporary impact on in-pit access or mining rates.

The Nkran pit has a history of side wall failures, even during the Resolute operating days. Since mining recommenced in 2015, there have been several partial side wall failures. During the quarter, there was a partial failure on the western wall of the Nkran pit, however due to the mitigation measures which have been put in place, as well as the slope stability radar (which has been instrumental in predicting geotechnical issues in the walls of the pit since mining began) there was no impact on either production or safety in the pit.

The grade for the quarter was lower as a result of mining through a planned lower grade section of the orebody. The increase in the strip ratio this quarter was driven by the implementation of the new CSA Global resource model mid-way through the quarter. Going forward, the life of mine strip ratio for Nkran is expected to be around 6:1, which will be confirmed by the new life of mine plan that will be included in the Expansion Definitive Feasibility Study due to be published in Q2 2017.

Key Mining Statistics	Units	Q4 2016	Q1 2017
Total Tonnes Mined	000 t	7,231	6,637
Waste Tonnes Mined	000 t	5,931	5,620
Ore Tonnes Mined	000 t	1,300	1,017
Strip Ratio	W:O	4.6:1	5.5:1
Average Gold Grade Mined	g/t	2.0	1.8

Processing

The processing plant continued to operate at an annualized rate of 3.6 million tonnes per annum (20% above design) during the quarter. The upgrades to the crushing circuit were commissioned during the quarter, which is now capable of handling the increased throughput requirements to the milling circuit, in anticipation of commissioning Project 5 Million later this year. Metallurgical recoveries continued to exceed design levels at 95%. Gold production for the quarter averaged 19,300 ounces per month.

Key Production Statistics	Units	Q4 2016	Q1 2017
Ore Treated	000 t	901	908
Gold Feed Grade	g/t	2.10	2.05
Gold Recovery	%	94	95
Gold Produced	oz	57,178	58,187

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

5)	Development and exploration update

5.1	Phase 1

Development expenditures

The development of the first phase of the AGM was completed both ahead of schedule and approximately $3 million under budget.

5.2	Expansion projects

The Phase 2 PFS (published in May 2015) envisioned integrating the Esaase deposit with the first phase of the AGM to create one large, multi-pit mine and expanding the existing processing facilities to produce an average of 411,000 ounces of gold per annum over a 10.5 year Life of Mine (“LoM”) from 2018. The ore would be mined and crushed at Esaase and then conveyed to the expanded CIL processing facility, which would include an upgrade to the CIL circuit with two extra tanks to increase capacity from 3Mtpa to 3.8Mtpa and the addition of a 5Mtpa flotation plant.

The scope of the Expansion DFS (previously described as Phase 2) has changed since the publication of the Phase 2 PFS, following the successful commissioning of the first phase of the AGM in Q1 2016. The performance of current CIL plant, operating at 120% of the 3Mtpa design with gold recovery at 94% vs design of 92.5%, provided the basis for thorough review of the PFS plan for a flotation plant. The scope change from a flotation plant to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance, as well as positive metallurgical test work conducted during 2016.

Therefore, the Expansion DFS has been modified to include a two-stage approach for the integration of the Esaase deposit with the current mining and processing operations. Once complete, the Company plans to increase gold production at the AGM from 230,000 – 240,000 ounces per year in 2017 to ~450,000 ounces per year by 2020.

•

Project 5 Million: upgrade the existing CIL circuit from 3.6Mtpa to 5Mtpa and development of the Esaase mine, including the construction of a 27km overland conveyor to transport the Esaase ore (up to 2Mtpa) to the existing processing facility; and

•	Project 10 Million: construction of an additional 5Mtpa CIL plant to double the total processing capacity to 10Mtpa and increase the mining tonnage of Esaase ore to 7Mtpa.

Overview of Project 5 Million

Project 5 Million plans brownfield modifications to upgrade the existing process facility from 3.6Mtpa to 5Mtpa through the addition of additional gravity recovery equipment, upgrading pumping systems and a twin tailings pipe line. The upgrades to the processing facility that were originally envisioned to expand capacity from 3Mtpa to 3.8Mtpa in the PFS are now expected to increase production levels up to 5Mtpa with some minor additional capital expenditure. Capital costs are expected to be $25-$30 million, which will be detailed in the DFS, due to be published in Q2 2017. FEED is currently underway and expected to be completed in Q2 2017. Work on the brownfield modifications is expected to begin during Q2 2017 and will be complete in H2 2017.

Development plans also include construction of mining and crushing infrastructure at Esaase and a 27km overland conveyor belt to transport the ore to the existing processing facility. FEED for the conveyor belt has commenced and construction is expected to begin in Q2 2017 and take 18 months to complete with a capital cost estimate including ancillary infrastructure of $100 - $110 million. The Environmental Permit and Mine Operating Permit for the Esaase mine and overland conveyor were received from the Ghanaian EPA and the Ghanaian Minerals Commission respectively in January 2017.

Whilst the overland conveyor is being constructed and the Esaase mine is being developed, ore will be sourced from the Nkran pit and surrounding satellite deposits to fill the additional capacity of the processing plant. Dynamite Hill is expected to commence ore mining operations during H2 2017 and in Q1 2018 Akwasiso will also be developed and mined. These two pits will supply oxide ores to the processing plant. A full mine plan and multi-pit schedule will be detailed in the Expansion DFS.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

In November 2016, following receipt of the Environmental Invoice (a pre-cursor to receiving the final environmental Permit) from the relevant Ghanaian regulatory authorities for the Esaase mine and conveyor development, the Board of Directors approved Project 5 Million.

Based on the PFS capital cost estimate and mine plan, Project 5 Million is expected to take approximately 21 months for detailed design and construction at a total capital cost of approximately $125 – $140 million. Production of 270,000 – 300,000 ounces per annum is targeted to commence in 2018. The increase in production by approximately 45% is expected to improve the overall unit operating costs as the fixed cost of operations is spread over a larger production base and the oxide ores from the satellite deposits are treated for the incremental operating costs. The operating and capital cost estimates are currently being updated as part of the DFS, which is expected to be released in Q2 2017.

Based on the current gold price environment, the Company is forecasting that it will be able to fund construction of Project 5 Million from the cash flow from the existing operations.

Overview of Project 10 Million

The second stage of the Expansion project, Project 10 Million, will double the processing capacity of the AGM to 10Mtpa with the construction of an additional 5Mtpa CIL processing plant. Production is expected to be ~450,000 ounces per annum from 2020.

The scope change from a flotation plant in the PFS to a CIL plant has been driven by the reduction in operating costs, based on the actual operating performance of the existing processing plant, as well as positive metallurgical test work conducted during 2016. Furthermore, replicating the current CIL flowsheet delivers additional synergies, including:

•	The workforce, experience and skills in Ghana are predominantly CIL based;

•	Frequent power fluctuations and trips will cause instability in a flotation plant;

•	Building an identical plant (except mills) offers potential savings on engineering design and capital costs risks (as built);

•	Replicating the current flowsheet will result in simplified operations;

•	Using the same reagents as the existing processing plant reduces holding costs and offers opportunities for savings; and

•	Reduction in insurance and operating spares holdings.

Mining operations at Esaase will be increased to 7Mtpa of ore, with the balance of 3Mtpa being supplied from Nkran and the surrounding satellite deposits.

The capital cost is expected to be approximately $210 – $220 million and development of Project 10 Million is being staggered to enable the capital cost to be funded from cash flow from operations. The current approach to phased development brings flexibility to the project execution timeline should market or financing conditions improve, thereby allowing the accelerated development of Project 10 Million.

5.3	Exploration and evaluation

The exploration programme followed a successful prospectivity mapping program and airborne geophysical survey completed in 2015 that identified a series of drill ready targets on the Company’s substantial land package on the Asankrangwa Belt. A number of these targets were drilled during 2016, and this evaluation has continued in Q1 2017.

The focus for Q1 2017 was two satellite deposits within short trucking distance (<3km) of the processing plant: Nkran Extension and Akwasiso. Each of these targets were infill drilled during Q1 2017 to firm up Indicated resources as they are expected to provide additional ore feed to the processing plant from 2018 onwards. Given these deposits are free milling and present as near surface deposits, they are expected to produce gold at lower operating costs than current operations.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Compared to the December 31, 2016 Mineral Resource Estimate (“MRE”), the updated Akwasiso MRE has increased Indicated Resources by 79% to 6.72 million tonnes at 1.49 g/t for 322,500 contained gold ounces (refer to Table 1). The Resource grades have improved significantly by 24% from 1.20 g/t to 1.49 g/t. The updated MRE has been signed off by CSA Global.

The design of the open pit has been revised on the basis of the updated MRE and geological model, resulting in a 62% increase in Mineral Reserves (compared to December 2016), which now total 3.83 million tonnes at 1.74 g/t for 214,500 contained ounces of gold (refer to Table 2). Grades have also increased by 26% compared to the December 2016 Reserve Estimate of 1.38 g/t.

Infill drilling of the nearby Nkran Extension deposit was also completed during the quarter, with final assays still awaited. The permit for the Nkran Extension is expected to be received in Q2 2017 with mining expected to commence on a small northern pit during Q4 2018. The predominantly oxide ores from these targets are expected to be blended with fresh ore from the Nkran pit to maximise utilization of the existing processing plant’s capacity.

The updated MRE’s for Nkran Extension and Akwasiso deposits are being incorporated into the updated Life of Mine plan for the AGM which forms part of the Expansion DFS, due in Q2 2017.

Nkran Extension

Nkran Extension is located on the Nkran shear structure, approximately 1.5km from the Nkran pit ROM pad crusher, and runs for 900m North east – South west adjacent to the existing Tailings Storage Facility (“TSF”). The zone of interest was originally indicated from sterilization drilling for the TSF in 2013.

During Q1 2016, the zone was infilled by RC drilling on a heel-toe 40m x 20m grid. In Q2 2016, following the completed assaying of the 29 Reverse Circulation (“RC”) drill holes (approximately 2,200m), an initial classified Mineral Resource was estimated. Whittle pit analysis, combined with infringement on the eastern embankment of the existing tailings dam, has restricted the Nkran Extension to one pit at the northern end of its strike (known as Pit #3), just south of the Akwasiso deposit. An updated Mineral Resource and Reserve, as at December 31, 2016, was published as part of the Company’s annual filings (refer to Tables 1, 2 and 3 below, see “5.4. Global AGM mineral resource and reserve estimate”). Subsequently, during Q1 2017, Pit #3 was infill drilled to an indicated status. The Company awaits the results of the final assays. The mineralization locates to the strike extension of the Far Western zone at Akwasiso.

The Nkran Extension permit applications have been lodged with the relevant regulatory bodies during Q3 2016 and the permits are expected in Q2 2017.

Adubiaso Extension

The Adubiaso pit is a previously mined satellite pit at the AGM, which is estimated to contain a remaining 2.2Mt of Proven and Probable Mineral Reserves at 2.04 g/t gold (refer to Table 3 below, see “5.4. Global AGM mineral resource and reserve estimate”). These Mineral Reserves lie predominantly under the old pit. In 2015, mineralization in two zones over a 300m strike length extending to the North-East of the existing pit, named Adubiaso Extension, were identified based on an analysis of historical drill hole data.

In the first quarter of 2016, the Company drilled 20 holes (approximately 2,100m) of RC drilling and delineated a classified Mineral Resource for Adubiaso Extension. In February 2017, a Mineral Resource and Reserve Estimate was published (refer to Tables 1, 2 and 3 below, see “5.4. Global AGM mineral resource and reserve estimate”).

The supplementary Environmental Impact Statement for Adubiaso Extension was submitted earlier in 2016 and the requisite permits were received during Q3 2016. Mining of the deposit has been scheduled for 2018-2019. No further work has been undertaken during Q1 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Akwasiso Satellite Deposit

Akwasiso is located on the Nkran shear corridor and lies approximately 3 km north of the processing facility, immediately north of Nkran Extension pit #3 and approximately 3km south of the Dynamite Hill deposit. Until recently the area was designated as a Small Miners Concession. Asanko acquired the rights to the mineral concessions during Q3 2016, which are contained within its existing Abirem mining lease.

The Akwasiso deposit is particularly prospective as it was previously drilled by the past owner of the mineral concessions and had a known non-compliant Mineral resource estimate. Asanko completed a 10,000m drilling program during Q4 2016 to validate the geology and grade continuity of surface mineralized oxide zones defined by a previous operator. The historical drilling only evaluated the deposit to a depth of approximately 100m, whereas Asanko’s drilling campaign incorporated deeper drilling to more fully understand the potential of the deposit.

Visual inspection and logging of the diamond core show clear similarities of the mineralization style to Nkran and other satellite deposits, with intrusive granite in a mixed sedimentary package, with altered and mineralized sandstone units containing silicification, sulphides and quartz veining. Visual gold was observed in several intercepts. In addition to confirming this historical work, significant mineralization has now been discovered below and on the western flank of the previous drilling, as well as in the intrusive granite which shapes the eastern side of the deposit.

An initial Mineral resource and reserve estimate was published in February 2017 (see “5.4. Global AGM mineral resource and reserve estimate”). A further phase of RC and Diamond infill drilling was completed during Q1 2017 and has successfully converted a large portion of the Inferred resources to an Indicated classification. Incremental Indicated resources of 2.11Mt at 2.10 g/t for 142,500 oz have been defined at a cost of $8/oz. These resources have extended the size of the open pit, which now contains 214,500 reserve ounces at 1.74 g/t Au. See below for a comparison of the Akwasiso reserves and resources as at December 2016 and April 2017 (refer also to Tables 1 and 2 below, as well “5.4 Global AGM mineral resource and reserve estimate”). The April 2017 MRE has been signed off by CSA Global.

Table 1: Updated Akwasiso Mineral Resource Estimate

	April 2017			December 2016			Comparison
	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz
Measured	-	-	-	-	-	-	-	-	-
Indicated	6.72	1.49	0.32	4.61	1.20	0.18	2.11	0.29	0.14
Total M&I	6.72	1.49	0.32	4.61	1.20	0.18	46%	24%	79%

Notes: Resources compiled using a US$2,000/oz pit shell and a 0.5 g/t cut-off. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding. Resource estimate overseen and signed off by CSA Global.

	April 2017
	Tonnes Mt	Grade g/t Au	Moz
Inferred	0.13	1.06	0.004

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Table 2: Updated Akwasiso Mineral Reserve Estimate

	April 2017			December 2016			Comparison
	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz	Tonnes Mt	Grade g/t Au	Moz
Proven	-	-	-	-	-	-	-	-	-
Probable	3.83	1.74	0.21	3.03	1.38	0.13	0.8	0.36	0.08
Total P&P	3.83	1.74	0.21	3.03	1.38	0.13	26%	26%	62%

Notes: Using a US$1,300/oz pit shell and a 0.8 g/t cut-off. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding. Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.

5.4	Global AGM mineral resource and reserve estimate

Mineral resources

In February 2014, Asanko acquired PMI Gold Inc (“PMI”) and merged its Obotan project with the Esaase project to form what is now the Asanko Gold Mine. Following the acquisition, Asanko undertook a complete re-assessment of the MRE for the Obotan project, namely the Nkran, Adubiaso, Abore, Dynamite Hill and Asuadai deposits.

The Mineral resources were estimated in accordance with the guidelines of the Canadian Institute of Mines, Metallurgy and Petroleum (“CIM”) whose criteria are incorporated as the standard under Canadian Securities regulators National Instrument 43-101, Standards for Disclosure of Mineral Projects (“NI 43-101”). The Independent Qualified Person (“QP”) was Charles Muller of CJM Consulting and the NI 43-101 compliant technical report dated September 30, 2014, is filed under the Company’s profile on SEDAR.

The Global Mineral Resource Estimate (“MRE”) for the AGM was updated (refer to news release dated February 24, 2017 available on the Company’s website at www.asanko.com) as at December 31, 2016 to reflect depletion from the first two years of mining the Nkran pit, the application of updated constraining parameters for resource modelling, and includes the three deposits discovered in 2016; Akwasiso, Nkran Extension and Adubiaso Extension, two additional pits at Esaase, as well as an updated Mineral Resource Estimate for the Nkran pit, which has been prepared by a second independent expert CSA Global (“CSA”), a leading mineral consulting group. The April 2017 update reflects the revised estimations for the Akwasiso Mineral resources and reserves.

In line with best practice, the AGM MRE has also been updated from previous Mineral resources (using a 0.3 g/t Au waste determination) to Mineral resources above a cut-off grade of 0.5 g/t Au within a US$2,000 per ounce gold pit shell. The resultant resource estimate is fully compliant with the intent of the CIM 2014 Code (Canada) with respect to stating mineral resources that have a reasonable prospect of eventual economic extraction.

With regards to Nkran, the resource has been depleted by 270,471 ounces during 2015 and 2016 due to mining operations through to the end of December 2016. In addition, the application of the constraining parameters has resulted in a further 352,000 ounce reduction when compared to the original unconstrained November 2014 DPP MRE (see press release dated November 13, 2014). The MRE includes the grade control drilling data on a 10m x 5m grid below the December 31, 2016 pit floor.

Analysis was conducted using uniform conditioning, indicated kriging and ordinary kriging to align the mineral resource estimate methodology to reflect the reconciliation of production during 2016. The sensitivity of the indicated kriging method for ore zone delineation was analyzed in detail and the method confirmed to be appropriate for the Nkran style of mineralization.

During Q4 2016, additional infill drilling was completed at Dynamite Hill, which increased the resource estimate from 110,000 ounces to 161,000 ounces. No further evaluation work has been undertaken during Q1 2017.

During 2017, the Phase 2 drilling program at the Akwasiso deposit has provided the basis for an updated MRE as at April 2017 (see Tables 1 and 2 below).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

There have been other incremental increases in the satellite pits due to an adjustment of Whittle input parameters such as an improved fuel price, mining and processing costs, process plant throughput and gold recovery rates.

Ore from the satelite pits of Abore, Akwasiso, Adubiaso, Asuadai, Aduadai Extension and Nkran Extension, have been metallurgically tested internally and benchmarked against Nkran ore and found to behave the same way as Nkran ore, giving recoveries of between 94% and 95%. These recoveries are consistent with the recoveries achieved by Resolute Mining (the former owner of the Nkran deposit) when they mined the satellite pits of Adubiaso and Abore. The Nkran, Esaase and Dynamite Hill deposits were all externally metallurgically tested.

Mineral Resource Estimate Comparisons

AGM Global Mineral Resource Estimate (Measured & Indicated)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Resource (unconstrained pit shell)	144.26	1.71	7.94
Depleted Dec 2016 DPP (with constraining parameters)	143.46	1.61	7.42
Updated Dec 2016 MRE (with constraining parameters)	158.27	1.44	7.34
Variance between Depleted Dec 2016 DPP and Updated Dec 2016 MRE	+10%	-10%	-1%

Table 1: Asanko Gold Mine Global Measured and Indicated Mineral Resource Estimate (as at April 25, 2017)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	26.64	1.37	1.17	65.50	1.37	2.89	92.14	1.37	4.06
Nkran	5.58	1.67	0.30	34.71	1.68	1.87	40.29	1.68	2.17
Abore	2.30	1.39	0.10	4.68	1.33	0.20	6.98	1.35	0.30
Dynamite Hill	-	-	-	3.80	1.45	0.18	3.80	1.45	0.18
Akwasiso	-	-	-	6.72	1.49	0.32	6.72	1.49	0.32
Adubiaso	0.83	2.35	0.06	1.57	1.89	0.10	2.40	2.05	0.16
Esaase D	0.97	1.09	0.03	1.35	1.39	0.06	2.33	1.26	0.09
Esaase B	0.87	0.99	0.03	2.21	0.76	0.05	3.08	0.82	0.08
Asuadai	-	-	-	1.97	1.21	0.08	1.97	1.21	0.08
Adubiaso Ext.	0.16	1.94	0.01	0.31	1.59	0.02	0.47	1.71	0.03
Nkran Ext.	-	-	-	0.20	2.61	0.02	0.20	2.61	0.02
Total	37.35	1.42	1.70	123.02	1.46	5.79	160.38	1.45	7.49

Notes:

All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Asanko Gold undertook the updated Akwasiso MRE.
CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed Akwasiso and the Esaase Main pit.
CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Adubiaso, Adubiaso Extension and Nkran Extension.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Table 2: Asanko Gold Mine Global Inferred Mineral Resource Estimate (as at December 31, 2016)

Deposit	Inferred
	Mt	g/t Au	Moz
Esaase Main	0.95	1.37	0.04
Nkran	1.69	1.77	0.10
Abore	5.37	1.44	0.25
Dynamite Hill	1.19	1.43	0.05
Akwasiso	0.13	1.06	0.004
Adubiaso	0.30	1.98	0.02
Esaase D	1.17	1.24	0.05
Esaase B	2.46	0.84	0.07
Asuadai	0.92	1.61	0.05
Adubiaso Ext.	0.24	2.55	0.02
Nkran Ext.	0.02	1.12	0.00
Total	14.44	1.41	0.65

Notes:

All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
Nkran includes mining depletion 5.08Mt at 1.66 g/t Au for 270,471 ounces.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
CSA Global undertook the MRE for Nkran and Dynamite Hill and reviewed the Esaase Main pit.
CJM undertook and completed updates to the MRE on Abore, Asuadai, Esaase B and D zones, Akwasiso, Adubiaso, Adubiaso Extension and Nkran Extension.

CSA Global review of the Nkran, Esaase, Dynamite Hill and Akwasiso MRE

The 2017 MRE for Nkran is the outcome of a third party external audit carried out by CSA, which was commissioned by the Company in mid-2016. The scope of the review was for CSA to verify the modelling techniques applied by CJM Consulting (“CJM”) to the original November 2014 DPP MRE (see press release dated November 13, 2014 available on the Company’s website at www.asanko.com) and to verify the Company’s grade control, mining, reconciliation methodology and the mine to metal accounting. The audit concluded that the MRE modelling methodology was appropriate for the style of mineralization at Nkran and that the grade control, mining, reconciliation methodology and the mine to metal accounting that was implemented at the mine was excellent.

As part of the audit, CSA also reviewed the geological modelling of Nkran, given the complex nature of the structural controls associated with the Nkran mineralization. The Nkran pit gold mineralization is controlled by a combination of sandstone rock units enclosed by steep shear structures and a later cross cutting and shallow dipping vein style of mineralization. The challenge for mineral resource estimation is the integration of the gold mineralization associated with both of these structures. CSA concurred with the Company’s geological interpretation and acknowledge the existence of the flat structures but downplay the contribution of gold from them into the block model.

CSA compiled the MRE for Nkran and Dynamite Hill, signed off the updated the Akwasiso MRE and reviewed the Esaase Main pit MRE and concurred with the CJM estimate. CJM compiled the MRE for all the other deposits.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Qualified Persons for Mineral Resource Estimates

Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign off of the Nkran, Dynamite Hill and Akwasiso MRE. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase, Abore, Adubiaso, Adubiaso Extension, Asuadai and Nkran Extension MRE. The MREs are reported in accordance with Canadian NI 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this MD&A. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Mineral resource contents of this MD&A.

Mineral reserves

As a result of the positive economic outcomes of the May 2015 Asanko Gold Mine PFS, a portion of the Company's Mineral resources for Esaase were upgraded to Mineral reserves. The Mineral Reserves were estimated in accordance with CIM criteria for Mineral Reserves, incorporated as standard under NI 43-101. The MRE was prepared by an independent engineering firm, DRA Projects SA (Pty) Ltd., and can be found in a technical report prepared in accordance with NI 43-101 and dated June 29, 2015 and filed on SEDAR.

The Mineral Reserve Estimate (“MRev”) update process commenced with the depletion of the 2014 November DPP MRev to the Nkran pit bottom, as at December 31, 2016. Since the re-commencement of mining operations at the Nkran pit in 2015, 5.08 Mt of ore have been mined at a grade average of 1.66 g/t Au for a total of 270,471 ounces of gold.

The mining depletion of the 2014 November DPP MRev reduced the reserve ounces in Nkran from 2.2Moz to 1.9Moz over the last two years, resulting in a 14% reduction in the Nkran reserve base, although this translated to only a 6% reduction in global DPP reserves.

The reserves for Nkran have been updated based on the more conservative CSA resource model, which has impacted the size and strip ratio of the final Nkran pit. This updated MRev reduced the Nkran ounces from 1.9Moz to 1.47Moz, a reduction of 23%. However, with the addition of new reserves for Akwasiso, Adubiaso Extension and Nkran Extension, as well as the reserves for Dynamite Hill, Abore and Asuadai, the global Mineral Reserves for the AGM complex have only been reduced by 2%.

Mineral reserve estimate comparisons

AGM Global Mineral Reserve Estimate (Proven & Probable)	Tonnes (Mt)	Grade (g/t Au)	Ounces (Moz)
Nov 2014 DPP Reserve	97.10	1.68	5.24
Dec 2016 DPP Reserves based on Depleted Resources	91.48	1.68	4.94
Dec 2016 Reserves based on Updated Resources	95.41	1.57	4.82
Variance between Dec 2016 DPP Reserves (Depleted Resources) and Dec 2016 Reserves (Updated Resources)	+4%	-6%	-2%

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Table 3: Asanko Gold Mine Global Mineral Reserve Estimate (as at April 25, 2017)

Deposit	Proven			Probable			Total
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	22.8	1.40	1.03	36.5	1.38	1.62	59.39	1.39	2.65
Nkran	3.96	1.98	0.25	18.57	2.04	1.22	22.53	2.03	1.47
Abore	1.35	1.62	0.07	1.77	1.70	0.01	3.12	1.66	0.17
Adubiaso	0.96	2.19	0.07	1.23	1.92	0.08	2.19	2.04	0.14
Dynamite Hill	0.00	0.00	0.00	2.62	1.60	0.13	2.62	1.60	0.13
Akwasiso	0.00	0.00	0.00	3.83	1.74	0.21	3.83	1.74	0.21
Asuadai	0.00	0.00	0.00	1.08	1.23	0.04	1.08	1.23	0.04
Nkran Ext.	0.24	1.98	0.02	0.26	1.79	0.01	0.50	1.88	0.03
Esaase D	0.20	1.05	0.01	0.40	1.70	0.02	0.62	1.50	0.03
Adubiaso Ext.	0.11	2.26	0.01	0.10	1.68	0.01	0.22	1.98	0.01
Esaase B	0.10	0.83	0.00	0.00	0.92	0.00	0.13	0.85	0.00
Total	29.80	1.52	1.45	66.36	1.57	3.35	96.23	1.58	4.88

Notes:

Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces.
Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces.
All pits are at a cut-off of 0.8g/t Au, except Esaase Main, Esaase B and D zones, which are at a cut-off of 0.6g/t Au. Reserves estimated at a US$1,300/oz gold price.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.

Qualified person

The Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Projects Pty Ltd. (“DRA”) of Johannesburg, South Africa. The reserve is reported in accordance with Canadian NI 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral reserves.

Notes on Mineral Terminology

Mineral resources and reserves are derived from Canadian Institute of Mining definitions (CIM 2014) which are aligned with the Canadian NI 43-101 guidance for reporting Mineral resources and reserves. Similar terminologies are in use in Australia (JORC) and South Africa (SAMRAC) and are being considered in the United States.

Mineral resources do not have demonstrated economic viability, but have reasonable prospects for eventual economic extraction. They fall into three categories: measured, indicated and inferred. Measured and indicated mineral resources can be estimated with sufficient confidence to allow the appropriate application of technical, economic, marketing, legal, environmental, social and governmental factors to support evaluation of the economic viability of the deposit. For measured resources: we can confirm both geological and grade continuity to support detailed mine planning. For indicated resources: we can reasonably assume geological and grade continuity to support mine planning.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Mineral reserves are the economically mineable part of measured and/or indicated mineral resources demonstrated by at least a preliminary feasibility study. The reference point at which mineral reserves are defined is the point where the ore is delivered to the processing plant. Mineral reserves fall into two categories: a) proven reserves: the economically mineable part of a measured resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified; and b) probable reserves: the economically mineable part of a measured and/or indicated resource for which at least a preliminary feasibility study demonstrates that economic extraction is justified.

6)	Financial results

The following table is a summary of the consolidated Statement of Operations of the Company for the three months ended March 31, 2017 and 2016. There are no comparative numbers in the table below with respect to a number of measures given the Company was not yet in commercial production and so not earning revenues or incurring production costs related to said revenues.

	Three months ended March 31,
	2017	2016
(in thousands of US dollars)	$	$

Revenue	69,531	-
Royalties	(3,477)	-
Net revenue	66,054	-

Cost of sales
Production costs	(34,196)	-
Depreciation and depletion	(16,733)	-
Total cost of sales	(50,929)	-

Income from mine operations	15,125	-
Exploration and evaluation expenditures	(186)	(628)
General and administrative expenses	(2,800)	(3,393)
Income (loss) from operations	12,139	(4,021)

Finance income	150	151
Finance expense	(4,187)	(129)
Foreign exchange gain (loss)	(393)	580
Gain (loss) on derivatives	-	(503)
Income (loss) before income taxes	7,709	(3,922)

Income tax recovery	103	54
Net income (loss) and comprehensive income (loss) for the period	7,812	(3,868)
Earnings (loss) per share:
Basic	0.04	(0.02)
Diluted	0.04	(0.02)

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

Three months ended March 31, 2017 and 2016

Revenue and royalties

During Q1 2017, the Company sold 57,812 ounces of gold at an average realized gold price of $1,199 for total revenue of $69.5 million (including $0.2 million of by-product revenue), representing reasonably consistent sales levels to Q4 2016 (at 58,483 ounces) and being reflective of steady-state operations at the AGM. The Company currently sells all of the gold it produces to Red Kite under an offtake agreement (see “8. Liquidity and capital resources” below). The Ghanaian government charge a 5% royalty on revenues earned through sales of minerals, which is treated as a reduction of revenue in accordance with the Company’s revenue recognition accounting policy. During the three months ended March 31, 2017, the Company recognized a reduction to revenue of $3.5 million relating to the royalty.

No revenue was earned in 2016 as the Company was not yet in commercial production.

Production costs

During the three-month period ended March 31, 2017, the Company incurred production costs of $34.2 million relating to the sale of 57,812 ounces of gold. In accordance with the Company’s accounting policy for stripping costs, to the extent that excess waste is mined in an identified component of the mine during the period, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties. A total of $12.2 million of stripping costs were deferred to mineral properties during Q1 and are not included in cost of sales. For a discussion of production costs incurred during the period see “4. Operating performance” above.

No production costs were incurred in Q1 2016 as the Company was not yet in commercial production.

Depletion and depreciation

Depletion of $7.2 million (including $3.8 million of depletion of amounts capitalized in respect of deferred stripping) was recorded during Q1 as a result of mining 1.0Mt of ore. Depletion of the mineral asset is charged to the statement of operations based on a units of production basis and is not impacted by any other factors. Depreciation of $9.6 million was recorded during Q1 in relation to plant, equipment and other fixed assets. All such assets are depreciated based on a units of production basis or straight-line over their useful economic lives.

No depletion or depreciation was recorded in cost of sales in Q1 2016 as the Company was not yet in commercial production.

General and administrative expenses

A summary of general and administrative expenses for the three months ended March 31, 2017 and 2016:

	Three months ended March 31,
	2017	2016
	$	$
Wages, benefits and consulting	762	1,064
Office and rent	581	736
Professional fees and legal costs	547	114
Share-based payments	544	250
Travel and marketing	335	479
Corporate reorganisation	16	746
Other	15	4
Total	2,800	3,393

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

General and administrative expenses of $2.8 million were incurred in Q1 2017 as compared to $3.4 million in the same period in 2016. The decrease in 2017 was partly due corporate reorganization costs incurred in 2016 in relation to the Company’s Ghanaian subsidiaries which were reorganized to move all operating assets (post the acquisition of PMI Gold) into the same legal entity. In addition, the reversal of an over-accrual for annual 2016 bonuses occurred in Q1 2017 resulting in a lower-than-expected wage expense for the period.

Finance expense

Total finance expense of $4.2 million incurred during Q1 consists of $4.0 million of interest recognized in relation to the Company’s $150 million long-term loan (see “8. Liquidity and capital resources” below) and $0.2 million in accretion charges relating to the asset retirement obligation recognized in respect of the AGM.

Finance expense for the three-month period ended March 31, 2017 is higher than for the same period in 2016 as prior to the AGM being in commercial production on April 1, 2016, all interest expenses relating to the long-term loan were capitalized to deferred development costs in accordance with the Company’s accounting policy on borrowing costs. In 2016, finance expenses consisted primarily of accretion expense on the asset retirement obligation related to the AGM.

7)	Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters:

	2017		2016				2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(in thousands of US dollars)	$	$	$	$	$	$	$	$
Revenue, net of royalties	66,054	66,789	67,694	41,156	-	-	-	-
Total cost of sales	(50,929)	(53,367)	(47,456)	(40,823)	-	-	-	-
Write-off of deferred stripping asset	-	(7,123)	-	-	-	-	-	-
Income from mine operations	15,125	6,299	20,508	333	-	-	-	-
Exploration and evaluation expenditures	(186)	(383)	(188)	(226)	(628)	(1,948)	(464)	(557)
General and administrative expenses	(2,800)	(5,683)	(1,785)	(1,677)	(3,393)	(2,127)	(1,452)	(1,776)
Income (loss) from operations	12,139	233	18,535	(1,570)	(4,021)	(4,075)	(1,916)	(2,333)
Other income (expenses)	(4,430)	(6,604)	(3,113)	(5,337)	99	1,208	(1,417)	1,686
Income tax recovery (expense)	103	(2,106)	(3,766)	(5,620)	54	3,086	29	(113)
Net income (loss) for the period	7,812	(8,477)	11,656	(12,527)	(3,868)	219	(3,304)	(760)
Basic and diluted income (loss) per share	$0.04	($0.04)	$0.06	($0.06)	($0.02)	$0.00	($0.02)	$0.00

With the commencement of commercial production effective April 1, 2016, the Company began recording revenue and cost of sales in Q2 2016 (see “6. Financial results”). During Q2 2016, the Company was still ramping-up operations and bulk mining to obtain access to the main orebody, which was reached at the end of the quarter. From Q3 2016 onwards, the Company saw the operation achieve expected levels of production, resulting in higher revenues and income from operations.

General and administrative expense primarily consists of wages & benefits, office rental costs, professional fees, legal fees, corporate reorganization, business development and share-based payments. These costs were higher in Q1 2016 as a result of an accrual for short-term incentive payments, a corporate reorganization at the operational level in Ghana and payment of bonuses upon reaching production status at the AGM (see “6. Financial results”). The general and administrative costs were also higher in Q4 2016 as a result of accruing for annual bonuses for Company personnel.

Included in other income and expense from Q2 2016 is interest expense on the Company’s debt balance (see “8. Liquidity and capital resources”); prior to Q2 2016, interest incurred on the loan was capitalized to mine development costs. In addition, other income and expense primarily includes accretion on the asset retirement obligation associated with the AGM, movements in foreign exchange and fair value movements with respect to previously recognized derivative financial instruments (see “13. Risks and Uncertainties”) which were marked-to-market each reporting period (no such instruments were recognized from Q4 2016 onwards). Fluctuations in the other income (expense) lines in all other periods are due to movements in foreign exchange rates and changes in the fair value of derivative financial instruments.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

With the commencement of commercial production at the AGM on April 1, 2016, the related mineral properties, plant and equipment started being depreciated for tax purposes; this resulted in a deferred income tax expense of $5.6 million in Q2 2016 and $3.8 million in Q3. The tax expense in Q4 2016 related primarily to current withholding taxes incurred in Ghana in relation to service and direct costs charged from the Company’s Canadian subsidiaries to the Company’s Ghanaian subsidiary which houses the operating mines of Asanko. The small tax recovery in Q1 2017 is due to the Company estimating that it made taxable income in the period and utilizing losses to offset such income, the latter of which were not previously recognized.

A $7.1 million write-down of a deferred stripping asset in Q4 2016 contributed to a net loss of $8.5 million for the quarter.

8)	Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to meet the Company’s strategic plan. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows:

	March 31, 2017	December 31, 2016
(in thousands of US dollars)	$	$

Cash and cash equivalents	48,206	59,675
Other current assets	75,599	60,043
Non-current assets	551,796	542,994
Total assets	675,601	662,712
Current liabilities (excluding current portion of long-term debt)	46,289	46,934
Non-current liabilities (excluding long-term debt)	44,826	44,381
Debt	155,869	154,972
Total liabilities	246,984	246,287
Working capital ¹	77,516	72,784
Total shareholders' equity	428,617	416,425
Total common shares outstanding	203,278,707	201,829,207
Total options outstanding	15,677,500	14,591,750
Total warrants outstanding	4,000,000	4,000,000
Key financial ratios
Current ratio	2.67	2.55
Total liabilities to equity	0.58	0.59
Debt-to-total capitalization	0.19	0.19

¹ Current asset less current liabilities (excluding current portion of long-term debt).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

The Company anticipates that its balance sheet shall continue to strengthen now that the AGM is operating as anticipated. The Company was in a strong net asset position at both March 31, 2017 and December 31, 2016 and had a significant cash balance of $48.2 million as at March 31, 2017; the Company is now in a cash-accumulation phase as steady-state operations have been reached. Through a combination of this cash balance and cash flows from operations, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below). However, the Company’s cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that, even in a low gold price environment its operations can manage spending and provide adequate cash flow to meet all commitments. The Company has a VAT receivable balance of $27.8 million as of March 31, 2017; of this, the Company expects to receive approximately $16.0 million during Q2 2017 and is currently in the process of having the balance of the receivable verified by the Ghana Revenue Authority.

Debt

In 2013, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”), which is now fully drawn for a total of $150 million. Interest on the DSFA is calculated on a quarterly basis at a rate of LIBOR +6% and there is a 1% minimum LIBOR rate which creates an interest rate floor. The Company can elect to repay the DSFA, or a portion thereof, early without penalty. During the second quarter 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provides that the first principal repayment will now be payable on July 1, 2018 after which the facility will be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The Company will continue to pay quarterly interest on the loan facility during the principal deferral period with the first interest payment on July 1, 2016. There are no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal (for a total of $3.275 million) was paid commensurate with signing the amendment.

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.58 as of March 31, 2017.

The Government of Ghana (“the Government”) has a 10% free carried interest in the AGM in accordance with Ghanaian Law; this was granted through the issuance of 10% of the common shares of the Company’s Ghanaian subsidiary, Asanko Gold Ghana Limited (formerly “Keegan Resources (Ghana) Limited”), which owns the Abore, Abirem, Adubea and Esaase mining leases, to the Government. The Government has a nominee on the board of this subsidiary and is entitled to 10% of declared dividends being paid out of the subsidiary but does not have to contribute to its capital investment. Asanko Gold Ghana Limited currently records a net deficit in the pool from which dividends can be paid and as such no non-controlling interest is presented in the financial statements of the Company for the three months ended March 31, 2017; therefore, all results in this MD&A show 100% of results as being attributable to the Company. At such a point in time as Asanko Gold Ghana Ltd records retained earnings and has a positive pool from which to pay dividends, the Company shall record a non-controlling interest in its financial statements representing the equity attributable to the Government of Ghana.

Commitments

The following table summarizes the Company’s contractual obligations as at March 31, 2017 and December 31, 2016:

						Total
					Total March 31,	December
(in thousands of US dollars)	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	2017	31, 2016
Long-term debt and related interest and withholding tax payments	13,309	143,224	38,385	-	194,918	198,028
Accounts payable and accrued liabilities	46,289	-	-	-	46,289	46,934
Decommissioning liability (undiscounted)	-	-	-	35,337	35,337	34,977
Mine operating/construction and other service contracts, open purchase orders	36,577	636	-	-	37,213	27,969
Total	96,175	143,860	38,385	35,337	313,757	307,908

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

The Company has no off-balance sheet arrangements.

Cash flows

The following table provides a summary of cash flows for the three months ended March 31, 2017 and 2016:

	Three months ended March 31,
	2017	2016
Cash provided by (used in) operating activities	14,382	(12,288)
Used in investing activities	(25,974)	(34,936)
Provided by financing activities	212	60
Impact of foreign exchange on cash and cash equivalents	(89)	173
Increase (decrease) in cash and cash equivalents for the period	(11,469)	(46,991)
Cash and cash equivalents, beginning of period	59,675	114,800
Cash and cash equivalents, end of period	48,206	67,809

Three months ended March 31, 2017

Cash provided by operating activities

In the three months ending March 31, 2017, the Company recorded cash flows from operations of $14.4 million, being cash inflows before working capital changes of $28.8 million and outflows from non-cash working capital of $14.4 million. The cash flows before working capital changes consist primarily of cash earnings from mine operations of $32.4 million less cash G&A of $2.2 million. The outflow of $14.4 million from non-cash working capital was primarily the result of a $4.0 million increase in the VAT receivable balance and an increase of $10.8 million in trade receivables. Of the total trade receivable balance at March 31, 2017, $11.2 million was collected within 7 days of the quarter-end. As discussed above (see 8. Liquidity and capital resources), a significant portion of the VAT receivable is expected to be received during Q2 2017. The increase in the trade receivables balance during Q1 2017 was simply as a result of timing of regular receipt from sales at quarter-end.

The prior period numbers do not form a good base for comparison as the Company was not yet in commercial production and cash flows from operating activities consisted mainly of general and administrative and exploration and evaluation expenditures.

Cash used in investing activities

During Q1 2017, the Company spent $26.1 million on mineral properties, plant and equipment. The total expenditure on investing activities during the period included $12.2 million related to capitalization of deferred stripping costs, $3.4 million related to Project 5 Million, $2.7 million related to the tailings storage facility raise, $1.5 million related to capitalized exploration and evaluation costs and $2.4 million related to additions to property, plant and equipment including additions relating to the crusher circuit upgrade. During the same period in the prior year, the expenditures on investing activities were higher as the Company was finalizing the development of and payment for the AGM.

Cash provided by financing activities

During the three months ended March 31, 2017, the Company paid $2.9 million in interest relating to the DSFA (see “Debt” above). In addition, the Company received $3.1 million from the of exercise of stock options.

During the three months ended March 31, 2016, the Company received $0.1 million from the exercise of stock options.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

9)	Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

9.1)	Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis, throughout this document. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) as presented in the consolidated financial statements of the Company; note that the Company has only provided Operating cash costs per gold ounce and Total cash costs per gold ounce for the three months ended March 31, 2017.

Three months
ended March 31,
2017
(in thousands of US dollars except per ounce amounts)	$
Total production costs from consolidated statement of operations	34,196
Share-based payment included in production costs	(520)
By-product revenue	(241)
Total operating cash costs	33,435
Royalties and production taxes	3,477
Total cash costs	36,912
Gold ounces sold	57,812
Operating cash costs per gold ounce ($/ounce)	578
Total cash costs per gold ounce ($/ounce)	638

9.2	All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following table provides a reconciliation of all-in sustaining costs per gold ounce the consolidated financial statements for the three months ended March 31, 2017.

Three months ended
March 31, 2017
(in thousands of US dollars except per ounce amounts)	$
Total cash costs (as reconciled above to the Statement of Operations)	36,912
Cash corporate general and administrative expenses	2,249
Sustaining capital expenditures	3,731
Sustaining capitalised stripping costs	12,225
Reclamation cost accretion	164
All-in sustaining cost	55,281
Gold ounces sold	57,812
All-in sustaining cost per gold ounce ($/ounce)	956

All-in sustaining costs adjust “Total cash costs”, for corporate general and administrative expenses, reclamation cost accretion, sustaining capitalized stripping costs and sustaining capital expenditures. Corporate general and administrative expenses used in the calculation are those included as a line item on the Company’s statement of operations excluding share-based payments and depreciation. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the Company’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred during the period which have been deferred to mining interests as they allow the Company to gain access to ore to be mined in future periods; these costs relate to the currently identified reserves and resources and are not considered expansionary in nature. Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures as presented in the Company’s consolidated statement of cash flows.

Three months ended
March 31, 2017
$
Capital expenditures in the consolidated statement of cash flows	26,050
Less: non-sustaining capital expenditures	(22,319)
Total sustaining capital expenditures	3,731

The majority of the non-sustaining capital expenditures during the three months ended March 31, 2017 related to the raising of the tailings storage facility, deferred stripping in the Nkran pit and the crushing circuit upgrade (see “8. Liquidity and capital resources” above).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

9.3	Adjusted Net Income (Loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this MD&A. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the condensed consolidated interim financial statements. All adjustments are shown net of estimated tax.

	Three months ended March 31,
	2017	2016
(in thousands of US dollars except share per share amounts)	$	$
Net income (loss) for the period	7,812	(3,868)
Unrealized loss on derivative instruments	-	503
Adjusted net income (loss) for the period	7,812	(3,365)
Basic weighted average number of common share outstanding	202,999,666	196,998,904
Adjusted net income (loss) per share, basic ($/share)	$0.04	($0.02)

9.4	Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended March 31,
(in thousands of US dollars)	2017	2016
Cash provided by (used in) operating activities	14,382	(12,288)
Changes in non-cash working capital	(14,379)	(8,947)
Operating cash flow before working capital changes	28,761	(3,341)

10)	Summary of outstanding share data

As of the date of this MD&A, there were 203,449,957 common shares of the Company issued and outstanding and 15,506,250 share purchase options and 4,000,000 warrants outstanding (with exercise prices ranging between C$1.85 and C$6.10 per share). The fully diluted outstanding share count at the date of this MD&A is 222,956,207.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

11)	Related party transactions

As at March 31, 2017, the Company’s related parties are its subsidiaries and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2017 all related party transactions were in the normal course of business including compensation payments to key management personnel.

12)	Critical accounting policies and estimates

12.1	Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable, however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2016 and have been consistently applied in the preparation of these condensed consolidated interim financial statements. There are no new judgements and estimates applied for the three months ended March 31, 2017.

12.2	Changes in Accounting Policies including Initial Adoption

There has been no significant change in significant accounting policies during the three months ended March 31, 2017. A full list of the Company’s accounting policies is presented in the Company’s consolidated financial statements for the year ended December 31, 2016.

13)	Risks and uncertainties

13.1	Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s Annual Information Form for the year-ended December 31, 2016, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s Form 40-F Annual Report for the year-ended December 31, 2016, which can be found on EDGAR at www.sec.gov.

There were no significant changes to those risks or to the Company’s management of exposure to those risks during the three months ended March 31, 2017. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

For a description of the risks faced by the Company with respect to financial instruments, see the Company’s condensed consolidated interim financial statements for the three months ended March 31, 2017.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

14)	Internal control

14.1	Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design as required by Canadian and United States securities legislation as at the end of the period covered by this report, and have concluded that such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

14.2	Internal Controls Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

14.3	Limitations of controls and procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2017

15)	Cautionary statements

15.1	Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s AIF for the year-ended December 31, 2016, and it’s 40-F filing for the year ended December 31, 2016, available under the Company’s profile on SEDAR at www.sedar.com and EDGA at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have in future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built or that the overall conclusions of the Expansion DFS will confirm the June 29, 2016 PFS outcomes for the AGM, which is available under the Company’s profile on SEDAR at www.sedar.com.

15.2	Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian NI 43-101. The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.